SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1 )

U-Store-It Trust
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
91274F 10 4
(CUSIP Number)
Todd C. Amsdell, Amsdell Companies, 20445 Emerald Parkway Drive SW, Suite 220, Cleveland, OH 44135, (216) 458-0670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91274F 10 4	Page	2	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Todd C. Amsdell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		8,331,384*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,331,384*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,331,384*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

14.4%

14	TYPE OF REPORTING PERSON (see instructions)

IN
* Includes 3,921,850 shares owned by the Robert J. Amsdell Family Irrevocable Trust, of which Mr. Amsdell is the business advisor and a beneficiary and 3,921,850 shares owned by the Loretta Amsdell Family Irrevocable Trust, of which Mr. Amsdell is the business advisor and a beneficiary. Mr. Amsdell disclaims beneficial ownership of the securities held by each of the trusts except to the extent of his pecuniary interest therein.

CUSIP No.	91274F 10 4	Page	3	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert J. Amsdell Family Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		3,921,850

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,921,850

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,921,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.8%

14	TYPE OF REPORTING PERSON (see instructions)

	OO

CUSIP No.	91274F 10 4	Page	4	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Loretta Amsdell Family Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		3,921,850

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,921,850

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,921,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.8%

14	TYPE OF REPORTING PERSON (see instructions)

	OO

CUSIP No. 91274F 10 4	Page 5 of 7
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 1 to Schedule 13D is filed by Todd C. Amsdell, the Robert F. Amsdell Family Irrevocable Trust (the “Robert Amsdell Trust”) and the Loretta Amsdell Family Irrevocable Trust (the “Loretta Amsdell Trust”) (together with the Robert Amsdell Trust, the “Trusts”), relating to common shares of beneficial interest, par value $0.01 per share (the “Shares”), of U-Store-It Trust (“YSI”), a Maryland real estate investment trust. Todd Amsdell is the business advisor and a beneficiary of the Trusts.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On December 30, 2008, Todd Amsdell submitted a letter to YSI nominating himself and David P. Horton for election to YSI’s Board of Trustees at YSI’s upcoming annual meeting of shareholders. On January 2, 2009, Todd Amsdell sent a supplement to the nomination letter to YSI. The letters are attached as Exhibits 7.1 and 7.2, respectively.
     Robert J. Amsdell and Barry L. Amsdell have informed Todd Amsdell that they support his nominations. As a result, Todd Amsdell and the Trusts may be considered members of a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with Robert Amsdell, Barry Amsdell and various entities owned by Robert and Barry Amsdell. As members of a group, Todd Amsdell and the Trusts may be considered the beneficial owners of the Shares owned by Robert and Barry Amsdell. Todd Amsdell and the Trusts disclaim membership in a group with, and beneficial ownership of Shares held by, Robert and Barry Amsdell.
     Todd Amsdell and the Trusts reserve the right to purchase additional Shares or dispose of Shares as market conditions warrant. Further, subject to applicable laws and regulations, Todd Amsdell may formulate plans and proposals that relate to or may result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving YSI;
     (ii) the sale or transfer of a material amount of assets of YSI;
     (iii) a change in the present board of directors or management of YSI;
     (iv) a material change in the present capitalization or dividend policy of YSI;
     (v) a material change in the business or corporate structure of YSI;
     (vi) a change to the declaration of trust, or bylaws of YSI, or an impediment to the acquisition of control of YSI, by any person;
     (vii) the delisting from the New York Stock Exchange of YSI’s Shares;

CUSIP No. 91274F 10 4	Page 6 of 7
     (viii) a class of equity securities of YSI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by YSI, there are 57,829,845 Shares outstanding.
     Todd Amsdell beneficially owns 8,331,384 Shares, or 14.4% of the outstanding Shares, of which 487,684 Shares are owned by him individually, 3,921,850 Shares are owned by the Robert Amsdell Trust and 3,921,850 Shares are owned by the Loretta Amsdell Trust. The Robert Amsdell Trust beneficially owns 3,921,850 Shares, or 6.8% of the outstanding Shares. The Loretta Amsdell Trust beneficially owns 3,921,850 Shares, or 6.8% of the outstanding Shares.
     (b) Todd Amsdell has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually. As the business advisor of the Robert Amsdell Trust, Todd Amsdell has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the trust. As the business advisor of the Loretta Amsdell Trust, Todd Amsdell has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the trust. Todd Amsdell disclaims beneficial ownership of the securities held by each of the Trusts except to the extent of his pecuniary interest therein.
     (c) On December 4, 2008, Todd Amsdell sold 13,800 Shares owned by him individually in an open market transaction at a price of $4.20 per Share. The Trusts have not effectuated any transactions in the Shares in the past 60 days.
Item 7. Material to be Filed as Exhibits.

7.1	Director Nomination Letter to U-Store-It Trust dated December 30, 2008

7.2	Supplement to Director Nomination Letter dated January 2, 2009

7.3	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 9, 2009

/s/ Todd C. Amsdell
Todd C. Amsdell

Robert J. Amsdell Family Irrevocable Trust
/s/ Bernard L. Karr
By: Bernard L. Karr, Trustee

Loretta Amsdell Family Irrevocable Trust
/s/ Bernard L. Karr
By: Bernard L. Karr, Trustee

EXHIBIT INDEX

Exhibit Number	Description

7.1	Director Nomination Letter to U-Store-It Trust dated December 30, 2008

7.2	Supplement to Director Nomination Letter dated January 2, 2009

7.3	Joint Filing Agreement